April 24, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Chris Windsor
Special Counsel
Financial Services Group

Re:	Shearson Financial Network Inc.
Registration Statement on Form SB-2
Filed July 19, 2006
File No. 333-135864

Dear Sir:

We respectfully withdraw the above referenced filing on Form SB-2.

Please contact the undersigned should you have any comments or questions.

Very truly yours,

/s/ Michael A. Barron
Michael A. Barron
Chief Executive Officer